**Room 4561**

January 26, 2007

Mr. Edward L. Marney
President
Magnitude Information Systems, Inc.
1250 Route 28, Suite 309
Branchburg, New Jersey 08876

Re:    **Magnitude Information Systems, Inc.**
       **Amendment No. 1 to Registration Statement on Form SB-2 filed January 3, 2007**
       **File No. 333-138961**

Dear Mr. Marney:

We have reviewed your amended filing and response letter filed January 3, 2007 and have the following comments.

Registration Statement on Form SB-2

1.     We note that you have included in this registration statement certain shares issued or to be issued to Messrs. Rudnick and Jagels subsequent to the initial filing of this registration statement.  Please provide us with your analysis as to why these transactions should not be integrated with the offering that is the subject of your current registration statement, and explain why you believe the transactions satisfied the requirements of Section 4(2) of the Securities Act.  Please note that the filing of your registration statement was a general solicitation for investors in your common stock.  Please see our no-action letter to the Board of Governors of the Federal Reserve System available May 18, 1984.

2.     In particular, we note your statement that the registering of the shares in this registration statement was undertaken as part of the transactions with Messrs. Rudnick and Jagels and Section 6(A) of the settlement agreement dated December 13, 2006 with Mr. Rudnick.  Please explain how you concluded that the transactions did not involve a public offering and the basis upon which you believed the sale of shares in the transactions to be separate from the resale of those shares.  The issuance of the shares to Messrs. Rudnick and Jagels while the registration statement in which those shares are included for resale was pending suggests that the issuance and resale are a single transaction.

3.     Please provide executive compensation and related party transaction disclosure pursuant to our revised regulations.  Please see Release No. 33-8732A, Interpretation J.8B of our

July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Facing Page

4.      Please reconcile the 88,808,334 shares referenced in your fee table with the 85,808,334 shares referenced in footnote 5 to the fee table and counsel's opinion.

Selling Shareholders, page 13

5.      We note your response to comment 8 of our letter dated December 19, 2006.  We note that natural person disclosure does not appear to have been provided with respect to Janssen Partners nor Tell Capital AG.  Please provide the requested disclosure with respect to these stockholders and confirm that all necessary natural person disclosure has been provided.

Item 28. Undertakings

6.      Please provide the applicable undertaking pursuant to Item 512(g) of Regulation S-B.

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You may contact Daniel Lee at (202) 551-3477 with any questions.  If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc:     Via Facsimile
        Joseph J. Tomasek, Esq.
        77 North Bridge Street
        Somerville, New Jersey 08876
        Facsimile:  (908) 429-0400